SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, 0.0001 par value

(Title of Class of Securities)

76116A306

(CUSIP Number)

Jennifer Terrell, Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817).509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Robert Robbins

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

December 19, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,658,808
	8	SHARED VOTING POWER 6,000
	9	SOLE DISPOSITIVE POWER 1,658,808
	10	SHARED DISPOSITIVE POWER 6,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,664,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS The John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 636,608
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 636,608
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Family Investments, LP 75-2662546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Kulik Partners, LP 26-1505767
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Cuerno Largo Partners, LP 27-2625185
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The Goff Family Foundation 26-0562600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,360
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,360
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP 81-4056276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 674,391
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 674,391
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Cuerno Largo, LLC 27-2588730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Kulik GP, LLC 26-1505712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC 81-4046210
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 674,391
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 674,391
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D (as subsequently amended and supplemented, the “Schedule 13D”) filed by the undersigned on June 22, 2015, as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on July 15, 2015, Amendment No. 2 to Schedule 13D, filed on October 9, 2015, Amendment No. 3 to Schedule 13D, filed on November 12, 2015, Amendment No. 4 to Schedule 13D, filed on July 11, 2016, Amendment No. 5 to

Schedule 13D filed on October 11, 2016 relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation (the “Issuer”), a Delaware corporation. The address of the Issuer’s office is 1700 Lincoln St., Denver, CO 80203. This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. As used herein, “Shares” means shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety as follows:

The Shares purchased by each of Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners and Goff Foundation were purchased with working capital in open market purchases. The aggregate purchase price of the 636,608 Shares beneficially owned by Goff Family Trust is approximately $6,503,618.51. The aggregate purchase price of the 110,000 Shares beneficially owned by Goff Family Investments is approximately $533,379.99. The aggregate purchase price of the 82,000 Shares beneficially owned by Kulik Partners is approximately $403,821.94. The aggregate purchase price of the 82,000 Shares beneficially owned by Cuerno Partners is approximately $400,720.07. The aggregate purchase price of the 15,360 Shares beneficially owned by Goff Foundation is approximately $91,707.90. The 2,000 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock, par value $0.0001 per share (“Preferred Stock”), of the Issuer, purchased by JCG 2016 Holdings were purchased with working capital in a private placement exempt from registration under Rule 144A on October 7, 2016. The aggregate purchase price of such shares of Preferred Stock, which are convertible into 67,723 Shares of Common Stock, is approximately $2,000,000.00. The aggregate purchase price of the 606,668 Shares beneficially owned by JCG 2016 Holdings, LP is approximately $3,032,881.13.

The 58,449 Shares purchased by John C. Goff individually, and the 6,000 Shares held in family members’ accounts over which he shares investment and/or dispositive power, were purchased with personal funds in open market purchases. The aggregate purchase price of such Shares beneficially owned by John C. Goff is approximately $308,969.35.

Item 4. Purpose of the Transaction.

The first paragraph of Item 4 is amended as follows:

The Reporting Persons are filing this Amendment No. 6 to report the acquisition by the Goff Family Trust of 100,000 Shares of the Issuer in an underwritten public offering on December 19, 2016.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

The aggregate percentage of Shares reported beneficially owned by Goff Family Trust, Goff Family Investments, Kulik Partners, Cuerno Partners, Goff Foundation, Goff Capital, Kulik GP and Cuerno GP is based upon 21,360,221 Shares outstanding, which is the total number of Shares outstanding as confirmed by the Issuer as of December 19, 2016. The aggregate percentage of Shares reported beneficially owned by JCG 2016 Holdings, JCG 2016 Management, and John C. Goff is based upon 21,427,944 Shares outstanding, which is the total number of Shares outstanding as confirmed by the Issuer as of December 19, 2016, plus the number of Shares issuable upon conversion of the Preferred Stock beneficially owned by such Reporting Persons.

A.	Goff Family Trust

i.	As of close of business on December 21, 2016, Goff Family Trust beneficially owned 636,608 Shares.

Percentage: Approximately 3.0%

ii.	Powers

1. Sole power to vote or direct vote: 636,608

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 636,608

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff Family Trust in the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Goff Family Investments

i.	As of close of business on December 21, 2016, Goff Family Investments beneficially owned 110,000 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1. Sole power to vote or direct vote: 110,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 110,000

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Family Investments has not entered into any transactions in the Shares during the past sixty days.

C.	Goff Capital

i.	As of close of business on December 21, 2016, Goff Capital, as General Partner of Goff Family Investments, may be deemed to beneficially own 110,000 Shares.

Percentage: Approximately 0.5%

ii.	Powers

1. Sole power to vote or direct vote: 110,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 110,000

4. Shared power to dispose or direct the disposition: 0

iii.	Goff Capital has not entered into any transactions in the Shares in the past sixty days. Goff Family Investments has not entered into any transactions in the Shares during the past sixty days.

D.	Kulik Partners

i.	As of close of business on December 21, 2016, Kulik Partners beneficially owned 82,000 Shares.

Percentage: Approximately 0.4%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Kulik Partners has not entered into any transactions in the Shares during the past sixty days.

E.	Kulik GP

i.	As of close of business on December 21, 2016, Kulik GP, as general partner of Kulik Partners, may be deemed to beneficially own 82,000 Shares owned by Kulik Partners.

Percentage: Approximately 0.4%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Kulik GP has not entered into any transactions in the Shares in the past sixty days. Kulik Partners has not entered into any transactions in the Shares during the past sixty days.

F.	Cuerno Partners

i.	As of close of business on December 21, 2016, Cuerno Partners beneficially owned 82,000 Shares.

Percentage: Approximately 0.4%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Cuerno Partners in the past sixty days are set forth in Schedule A and are incorporated herein by reference. These transactions are subject to covered call options as fully reported in Item 6.

G.	Cuerno GP

i.	As of close of business on December 21, 2016, Cuerno GP, as general partner of Cuerno Partners, may be deemed to beneficially own 82,000 Shares owned by Cuerno Partners.

Percentage: Approximately 0.4%

ii.	Powers

1. Sole power to vote or direct vote: 82,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 82,000

4. Shared power to dispose or direct the disposition: 0

iii.	Cuerno GP has not entered into any transactions in the Shares in the past sixty days. The transactions in the Shares by Cuerno Partners in the past sixty days are set forth in Schedule A and are incorporated herein by reference. These transactions are subject to covered call options as fully reported in Item 6.

H.	Goff Foundation

i.	As of close of business on December 21, 2016, Goff Foundation beneficially owned 15,360 Shares.

Percentage: Approximately 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 15,360

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 15,360

4. Shared power to dispose or direct the disposition: 0

iii.	The Goff Foundation has not entered into any transactions in the Shares in the past sixty days.

I.	JCG 2016 Holdings

i.	As of close of business on December 21, 2016, JCG 2016 Holdings directly owned 606,668 Shares and 2,000 shares of Preferred Stock, which were convertible into 67,723 Shares, for a total of 674,391 Shares beneficially owned.

Percentage: Approximately 3.1%

ii.	Powers

1. Sole power to vote or direct vote: 674,391

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 674,391

4. Shared power to dispose or direct the disposition: 0

iii.	JCG 2016 Holdings has not entered into any transactions in the Shares in the past sixty days.

J.	JCG 2016 Management

i.	As of close of business on December 21, 2016, JCG 2016 Management beneficially owned 674,391 Shares.

Percentage: Approximately 3.1%

ii.	Powers

1. Sole power to vote or direct vote: 674,391

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 674,391

4. Shared power to dispose or direct the disposition: 0

iii.	JCG 2016 Management has not entered into any transactions in the Shares in the past 60 days. JCG 2016 Holdings has not entered into any transactions in the Shares in the past sixty days.

K.	John C. Goff

i.	As of close of business on December 21, 2016, as trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation, as president of Goff Capital, and with respect to the Shares directly and beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 636,608 Shares owned by Goff Family Trust, (2) 110,000 Shares owned by Goff Family Investments, (3) 82,000 Shares owned by Kulik Partners, (4) 82,000 Shares owned by Cuerno Partners, (5) 15,360 Shares owned by Goff Foundation, (6) 674,391 Shares beneficially owned by JCG 2016 Holdings and (7) 64,449 Shares owned by him individually or held in family members’ accounts over which he shares investment and/or dispositive power.

Percentage: Approximately 7.8%

ii.	Powers

1. Sole power to vote or direct vote: 1,658,808

2. Shared power to dispose or direct the disposition: 6,000

3. Sole power to dispose or direct the disposition: 1,658,808

4. Shared power to dispose or direct the disposition: 6,000

i.	John C. Goff, Goff Family Investments, Kulik Partners, Goff Foundation, JCG 2016 Holdings and JCG 2016 Management have not entered into any transactions in the Shares in the past sixty days. The transactions in the Shares by Goff Family Trust in the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Cuerno Partners in the past sixty days are set forth in Schedule A and are incorporated herein by reference. These transactions are subject to covered call options as fully reported in Item 6.

As general partner of Kulik Partners, Kulik GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Kulik Partners Shares. Kulik GP disclaims beneficial ownership of the Kulik Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Cuerno Partners, Cuerno GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Cuerno Partner Shares. Cuerno GP disclaims beneficial ownership of the Cuerno Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Goff Family Investments, Goff Capital may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff Family Investments Shares. Goff Capital disclaims beneficial ownership of Goff Family Investments Shares, except to the extent of its pecuniary interest therein.

As general partner of JCG 2016 Holdings, JCG 2016 Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of JCG 2016 Holdings Shares. JCG 2016 Management disclaims beneficial ownership of JCG 2016 Holdings Shares, except to the extent of its pecuniary interest therein.

As trustee of Goff Family Trust, as managing member of Cuerno GP, Kulik GP and JCG 2016 Management, as the sole board member of Goff Foundation and as president of Goff Capital; John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Goff Family Trust Shares, the Kulik Partner Shares, the Cuerno Partner Shares, the Goff Foundation Shares, the Goff Family Investments Shares and the JCG 2016 Holdings Shares. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 15, 2016, Cuerno Partners sold an aggregate of 50 covered call options relating to an aggregate of 5,000 Shares, with an exercise price of $40.00 and expiration date of January 20, 2017. On December 16, 2016, Cuerno Partners sold an aggregate of 30 covered call options relating to an aggregate of 3,000 Shares, 35 covered call options relating to an aggregate of 3,500 Shares, and 60 covered call options relating to an aggregate of 6,000 Shares, having exercise prices of $40.00, $42,00 and $45.00, respectively, and an expiration date of January 20, 2017. On December 19, 2016, Cuerno Partners sold an aggregate of 30 covered call options relating to an aggregate of 3,000 Shares, with an exercise price of $45.00 and expiration date of January 20, 2017. Subject to the satisfaction of their respective vesting conditions, the options may be exercised by the holders thereof prior to the expiration dates and, if exercised, will be required to be settled with Shares owned by Cuerno Partners. Such covered call options are set forth in the table below.

Reporting Person	Trade Date	Title and Amount of Security Sold	Expiration Date	Strike Price	Price per Share
Cuerno Partners	12/19/16	30 covered call options	01/20/2017	$45.0000	$1.7872
Cuerno Partners	12/16/16	60 covered call options	01/20/2017	$45.0000	$1.2055
Cuerno Partners	12/16/16	35 covered call options	01/20/2017	$42.0000	$2.0734
Cuerno Partners	12/16/16	30 covered call options	01/20/2017	$40.0000	$3.0539
Cuerno Partners	12/15/16	50 covered call options	01/20/2017	$40.0000	$2.0384

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2016

John C. Goff		Kulik Partners, LP
By: its General Partner, Kulik GP, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff, Member

The John C. Goff 2010 Family Trust		Cuerno Largo Partners, LP
By: its General Partner, Cuerno Largo LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff		John C. Goff, Member
Trustee

Kulik GP, LLC		The Goff Family Foundation

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Member		John C. Goff
Sole Board Member

Cuerno Largo, LLC		Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Member		John C. Goff, President

Goff Capital, Inc.		JCG 2016 Holdings, LP
By: its General Partner, JCG 2016 Management, LLC

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, President		John C. Goff, Member Manager

JCG 2016 Management, LLC

		By:	/s/ John C. Goff
John C. Goff, Member

Schedule A

John C. Goff 2010 Family Trust

Date of Sale	# of shares	Price per share
12/19/2016	100,000	$38.0000
TOTAL	100,000	$38.0000